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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             CDMI Productions, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   125078-10-5
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                                 (CUSIP Number)

                               Carlos D. DeMattos
      3111 North Kenwood Street, Burbank, California 91505; (818) 525-5218
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 125078-10-5


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     CDM Interactive, Inc.
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     California
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               7.   Sole Voting Power
  NUMBER OF         2,144,689**
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,144,689**
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,144,689**
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     33.83%***
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14.  Type of Reporting Person (See Instructions)
     CO
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** All outstanding shares of stock of CDM Interative, Inc., are held by Mr.
Carlos D. DeMattos and Mrs. Elena DeMattos, in their capacity as Trustees of the Carlos and Elena DeMattos Family Trust dated February 12, 1991. Accordingly, Mr. Carlos D. DeMattos and Mrs. Elena DeMattos may be deemed to be the beneficial owners of shares of CDMI Productions, Inc., that are held by CDM Interactive, Inc. CDM Interactive, Inc., previously filed with the U.S. Securities and Exchange Commission, a Schedule 13D and an Amendment No. 1 to Schedule 13D to report its ownership of shares of CDMI Productions, Inc. CDM Interactive, Inc. is filing this Amendment No. 2 to Schedule 13D ("Amendment No. 2") to report a decrease in the number of shares owned by CDM Interactive, Inc., following a sale and transfer of 300,000 shares on February 5, 2003, as described in Item 3 of this Amendment No. 2.


*** Based on 6,340,000 shares of common stock of CDMI Productions, Inc., that are outstanding, as reflected in the most recently available filing with the Securities and Exchange Commission by CDMI Productions, Inc.


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ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock of CDMI Productions, Inc., a New York corporation ("CDMI"). The principal executive offices of CDMI are located at 3111 North Kenwood Street, Burbank, California 91505.


ITEM 2.  IDENTITY AND BACKGROUND

         Set forth below is the following information with respect to the person filing this Schedule 13D (the "Filing Person") and, in addition, such person's general partners, if applicable, and, if applicable, the persons controlling such general partners (such additional persons, together with the Filing Person, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

         a)       CDM Interactive, Inc. ("Interactive")

         b) c/o Carlos D. De Mattos, 3111 North Kenwood Street, Burbank, California 91505

         c) Interactive is a corporation formed under the laws of the State of California. Carlos D. De Mattos controls Interactive. Interactive owns shares of CDMI and also owns and operates commercial real estate, and owns, rents and sells lighting equipment to the entertainment industry.

         d)       No criminal convictions **

         e)       No adverse civil judgments for violations of securities laws
                  **

         f)       California

         ** During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws..


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In September 2002, Interactive used $150,000 of its own funds to purchase 1,500,000 shares of common stock of CDMI. In addition, in connection with the merger of Gamogen Newco, Inc. and CDMI Productions, Inc., a Delaware corporation ("CDMI Delaware"), Interactive acquired 2,144,689 additional shares of common stock of CDMI.

         In November 2002, Interactive disposed by gift an aggregate of 775,000 shares of common stock of CDMI to various third parties (including 250,000 shares to Daniel M. De Mattos, which may be deemed to be beneficially owned by Carlos D. De Mattos). Also in November 2002, Interactive sold a total of 450,000 shares of common stock of CDMI to various third parties at $0.225 per share in private transactions.

         On February 5, 2003, Interactive sold 300,000 shares to a single third party purchaser at $0.28 per share in a private transaction.


ITEM 4.  PURPOSE OF TRANSACTION

         In September, 2002, the shareholders of CDMI approved a Third Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") among Gamogen, Inc., Gamogen Newco, Inc., CDM Interactive, Inc., CDMI Delaware and Southridge Group, LLC. Pursuant to the Merger Agreement, Interactive purchased 1,500,000 shares of common stock of CDMI for a purchase price of $0.10 per share and owns another 2,144,689 shares as a result of the merger.

         In November, 2002, Interactive disposed by gift of an aggregate of 775,000 shares of common stock of CDMI to various third parties (including 250,000 shares to Daniel M. De Mattos which may be deemed to be beneficially owned by Carlos D. De Mattos) and disposed of an aggregate of 450,000 shares of common stock of CDMI to various third parties at $0.225 per share.

         Interactive currently owns 2,144,689 shares, constituting approximately 33.83% of CDMI's outstanding shares.

         Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

         a. The acquisition by any person of additional securities of CDMI, or the disposition of securities of CDMI;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CDMI or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of CDMI or any of its subsidiaries;

         d. Any change in the present board of directors or management of CDMI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of CDMI;

         f. Any other material change in CDMI's business or corporate structure;

         g. Changes in CDMI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CDMI by any person;

         h. Causing a class of securities of CDMI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of CDMI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         j.   Any action similar to any of those enumerated above.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 2,144,689 shares of common stock of CDMI, which constitutes 33.83% of the class of securities identified pursuant to Item 1, based on 6,340,000 shares of common stock outstanding as contained in the most recently available filing with the Securities and Exchange Commission by CDMI.

         (b) Sole voting and investment power as to 2,144,689 shares of common stock of CDMI.

         (c) On February 5, 2003, Interactive sold 300,000 shares of common stock of CDMI to a single third party purchaser at $0.28 per share.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the merger agreement described in Item 4 hereof, Interactive purchased 1,500,000 shares of common stock of CDMI for a purchase price of $0.10 per share and acquired 2,144,689 additional shares in connection with the merger of CDMI Delaware and Gamogen Newco, Inc. Also, as described in
Item 4, in November 2002, Interactive disposed by gift of an aggregate of 775,000 shares of common stock of CDMI to various third parties (including 250,000 shares to Daniel M. De Mattos which may be deemed to be beneficially owned by Carlos D. De Mattos). Additionally, in November 2003, Interactive entered into an arrangement, pursuant to which it sold 450,000 shares of common stock of CDMI to various third parties at $0.225 per share. On February 5, 2003, CDMI sold 300,000 additional shares of common stock of CDMI to a single third party purchaser at $0.28 per share.

         Other than as described above in this Item 6, no other contracts, arrangements or understandings exist among any of the persons identified in Item 2 made or entered into specifically with respect to holding, voting or disposing of the common stock of CDMI.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Amendment No. 2 to Schedule 13D:

         Third Amended and Restated Agreement and Plan of Merger entered into as of July 19, 2002 by and among Gamogen, Inc., Gamogen Newco, Inc., Southridge Group, LLC, CDM Interactive, Inc. and CDMI Productions, Inc. (incorporated by reference to Exhibit A to Information Statement on Form 14C filed by CDMI on August 30, 2002).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2003
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Date

/s/ Marcos M. DeMattos
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Signature

Marcos M. DeMattos, President
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Name/Title



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)